EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six Months ended June 30, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$16,918
Fixed charges:
Interest expense	3,997
One-third of rents, net of income from subleases (a)	269
Total fixed charges	4,266
Less: Equity in undistributed income of affiliates	(36)
Income before income tax expense and fixed charges, excluding capitalized interest	$21,148
Fixed charges, as above	$4,266
Preferred stock dividends (pre-tax)	1,159
Fixed charges including preferred stock dividends	$5,425
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.90
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$5,425
Add: Interest on deposits	641
Total fixed charges including preferred stock dividends and interest on deposits	$6,066
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$21,148
Add: Interest on deposits	641
Total income before income tax expense, fixed charges and interest on deposits	$21,789
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.59

(a)	The proportion deemed representative of the interest factor.